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PRUDENTIAL JENNISON 20/20 FOCUS FUND

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102-4077

March 25, 2011

VIA EDGAR SUBMISSION

Mr. Larry Greene
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Prudential Jennison 20/20 Focus Fund

Post-Effective Amendment No. 18 to the Registration Statement
under the Securities Act of 1933 (No. 333-43491) and
Amendment No. 19 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-08587)

Dear Mr. Greene:

We filed through EDGAR on January 18, 2011 on behalf of Prudential Jennison 20/20 Focus Fund (the “Registrant”) Post-Effective Amendment No. 18 to the Registration Statement under the Securities Act of 1933 and Amendment No. 19 to the Registration Statement under the Investment Company Act of 1940 (the “Amendment”). The Amendment was filed under Rule 485(a)(1) of the Securities Act of 1933 solely for the purpose of adding a new share class to the Fund, to be known as Class “Q” shares.

This letter is intended to respond to the staff’s comments that you conveyed by telephone on March 3, 2011 on the Amendment. For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 20 to Registrant’s registration statement to be filed under Rule 485(b) on or about March 28, 2011.

Prospectus

1.    Comment

Consider recent guidance by the staff of the SEC regarding disclosure relating to climate change.

       Response

The Fund reviewed and considered the staff’s guidance regarding disclosure relating to climate change in Release No. 33-9106. The Registrant respectfully submits that no additional disclosure revisions are necessary.

2.     Comment

Consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter dated July 30, 2010 from the SEC to the Investment Company Institute (ICI).

Response

 Registrant will consider such guidance and will make any additional revisions to the Fund’s disclosure that are necessary.

3.    Comment

   In the “Annual Fund Operating Expenses” table, add a line item related to Acquired Fund fees, if applicable.

          Response

Although the Fund may invest in other funds, currently the amount of such investments does not require a separate line item under Instruction 3(f)(i) to Item 3 of Form N-1A because the amount of   estimated expenses attributable to acquired funds does not exceed 0.01% (one basis point) of the Fund’s average net assets.

4.      Comment

Under “Investments, Risks and Performance – Principal Investment Strategies,” disclose whether the Fund’s investments in convertible securities may include “junk” convertible securities, and if so, please include appropriate disclosure.

Response

Responsive disclosure has been added.

5.      Comment

Under “Principal Risks of Investing in the Fund,” derivatives are identified as a principal risk, but there is no corresponding discussion of derivatives in the “Principal Investment Strategies” section of the Prospectus.

Response

Derivatives are not a principal investment strategy of the Fund, and therefore the discussion of derivatives in the “Principal Risks” section has been deleted.

6.      Comment

Under “Principal Risks of Investing in the Fund,” foreign securities are identified as a principal risk, but there is no corresponding discussion of foreign securities in the “Principal Investment Strategies” section of the Prospectus.

Response

With the “Principal Investment Strategies” section of the Prospectus, the relevant disclosure states that the Fund may invest up to 35% of its assets in foreign securities. This disclosure has been supplemented.

7.      Comment

Under “Principal Risks of Investing in the Fund,” large capitalization companies are identified as a principal risk, but the discussion in the “Principal Investment Strategies” section of the Prospectus does not indicate that the Fund invests primarily in large capitalization companies.

Response

We have revised “Principal Risks of Investing in the Fund” to remove the risk disclosure pertaining to large capitalization companies, and have added risk disclosure which more generally discusses the risks associated with investing in companies of different market capitalizations.

8.      Comment

Under “How the Fund Invests—Investment Objectives and Policies,” the discussion of derivative strategies does not appear to be consistent with the 2010 letter guidance on derivatives issued by the SEC Staff.

Response

The discussion has been deleted from the Prospectus.

8.      Comment

Under “How the Fund Invests—Investment Objectives and Policies,” the discussion states that the Fund invests in securities of companies of all sizes, but goes on to state that the Fund invests mostly in companies that exceed $1 billion in market capitalization at the time of investment. If the $1 billion threshold is how the Fund defines large capitalization companies, the Prospectus should state this.

Response

The discussion has been revised to clarify the market capitalization range that the Fund utilizes for purposes of classifying medium-to-large capitalization companies.

Statement of Additional Information(SAI)

1.      Comment

The recitation of non-fundamental investment policies states that the Fund’s short sales activity may not exceed more than 25% of the value of the Fund’s assets. If the Fund engages in significant short sales activity, then the expenses associated with short sales should be disclosed in a line item in the expense table in the Prospectus.

Response

The Fund does not currently, and does not intend to engage in significant short sales activity.

Tandy Representations

Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) Registrant may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-802-6469. Thank you for your assistance in this matter.

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain
Vice President & Corporate Counsel
Prudential Investments LLC

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